150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

April 28, 2021

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance, Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:    Tony Watson
        Adam Phippen

    Re:    i3 Verticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 23, 2020
8-K Filed November 19, 2020
File No. 1-38532

Ladies and Gentlemen:
On behalf of i3 Verticals, Inc., a Delaware corporation (the “Company”), we hereby submit the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated April 19, 2021 in connection with the Staff’s review of the Company’s Current Report on Form 8-K filed November 19, 2020. The responses provided herein are based on information provided to Bass, Berry & Sims PLC by the Company.
The Staff’s comments are set forth in italics in the numbered paragraphs below, followed by the Company’s responses.
Exhibit 99.1, page 11

1.We reviewed your response to comment 4. We continue to believe making adjustments to reverse the purchase accounting adjustments for deferred revenue results in individually tailored recognition and measurement methods. In future filings, please revise to remove these adjustments. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that the Company continues to believe this adjustment is compliant with Rule 100(b) of Regulation G as it neither accelerates revenue that would be earned over time in accordance with GAAP nor uses any other individually tailored recognition and

United States Securities and Exchange Commission
April 28, 2021

measurement methods for financial statement line items. As noted in our prior letter, the Company has included acquisition revenue adjustments in its non-GAAP measures for the purposes of (a) increasing transparency with investors by reducing the potential for variability, specifically growth, in revenue, which could, without the adjustment, appear overstated relative to the underlying economics of our acquired contracts and business, (b) providing consistent measures with respect to the Company’s peer group and (c) providing investors with the most comparable and useful information regarding the Company’s historical, current, and expected future performance. For these reasons, the Company’s externally provided outlook for its fiscal 2021 results as well as market consensus estimates for fiscal 2021 results include the effect of deferred revenue acquired. However, we acknowledge the Staff’s objection with respect to this adjustment. In order to minimize the risk for investor confusion with respect to the Company’s externally provided outlook for the recently completed period and to facilitate transition disclosures, the Company plans to discontinue the usage of acquisition revenue adjustments beginning with its upcoming quarter ending June 30, 2021.

Exhibit 99.2, page 1

2.We reviewed your response to comment 5. Our comment was aimed at you presenting the GAAP financial measures in instances where you present the non-GAAP measures, not the reconciliations that are presented later in the document. Please revise in future filings.

Response:  We acknowledge the Staff’s comment and in future filings the Company will, separate from the reconciliations themselves, accompany the non-GAAP financial measures with a presentation of the most directly comparable financial measures calculated and presented in accordance with GAAP. The Company will continue to include the reconciliations of the non-GAAP financial measures at the end of the presentation.

* * * * *

Please do not hesitate to contact the undersigned at (615) 742-7756 with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Clay Whitson, Chief Financial Officer
Paul Maple, General Counsel and Secretary
Scott Meriwether, Chief Operating Officer
Geoff Smith, VP of Finance
Page Davidson, Bass, Berry & Sims PLC